Filed by El Paso Energy Corporation
    Pursuant to Rule 425 under the Securities Act of 1933
    Subject Company: El Paso Energy Corporation/The Coastal Corporation Commission File No.: 001-14365

The following are excerpts from a presentation by Robert G. Phillips given to Analysts at the Donaldson, Lufkin & Jenrette Energy Conference on February 23, 2000 addressing the proposed El Paso Energy Corporation/The Coastal Corporation merger.

[LOGO]  El Paso Energy Partners


                                Robert G. Phillips
                                -----------------------
                                Chief Executive Officer

  DLJ Energy Conference
  ---------------------
          February 23, 2000

Cautionary Statement Regarding Forward-looking Statements
----------------------------------------------------------

This presentation includes forward-looking statements and projections, made in reliance on the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
The companies have made every reasonable effort to ensure that the information and assumptions on which these statements and projections are based are current, reasonable, and complete. However, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this presentation, including, without limitation, oil and gas prices; general economic and weather conditions in geographic regions or markets served by El Paso Energy and Coastal and their affiliates, or where operations of the companies and their affiliates are located; inability to realize anticipated synergies and cost savings on a timely basis; difficulty in integration of operations; and competition. While the companies makes these statements and projections in good faith, neither company nor its managements can guarantee that the anticipated future results will be achieved. Reference should be made to the companies' (and their affiliates') Securities and Exchange Commission filings for additional important factors that may affect actual results.

Investor Notice
------------------

Investors are urged to read the proxy statement/prospectus which will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger because it will contain important information. After it is filed with the SEC, the proxy statement/prospectus will be available for free on the SEC's web site (www.sec.gov), from El Paso Energy Corporation's office of Investor Relations and from Coastal's office of the Corporate Secretary.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of El Paso Energy shareholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing under Schedule 14A made by El Paso Energy Corporation on January 18, 2000.

EPN: Poised for Growth
--------------------------------
     Deepwater: Eastern Gulf of Mexico

[Graphic Map of Eastern Gulf of Mexico]


[] Coastal Leases
+  Discoveries
() El Paso Production
=  El Paso Energy Partners

Viosca Knoll  =
Horn Mountain +
Kings Peak  +
Acongagua +
Camden Hills +
Mica (Mickey) +
Matterhorn  +
Chin Music +
Devils Towner +
Mirage +
Medusa +
Firebird +

EPN: Poised for Growth
--------------------------------
     Deepwater:  Central Gulf of Mexico

[Graphic Map of Central Gulf of Mexico]

[] Coastal Leases
+  Discoveries
() El Paso Production
=  El Paso Energy Partners

Poseidon    =
Nautilus    =
Manta Ray   =
Tarpon      =
Green Canyon =
Allegheny   =

Muni +
Firebird +
King Kong +
Holstein +
Fuji +
Typhoon +
Boomslang +
Lisbon +

EPN:  Poised for Growth
-------------------------
      Deepwater: Western Gulf of Mexico

[] Coastal Leases
+  Discoveries
() El Paso Production
=  El Paso Energy Partners

[Graphic Map of the Western Gulf of Mexico]

UTOS =
Stingray =
Poseidon =
HIOS =
Atlantis +
Horseshoe +
Javelin +
Rio Victoria +
Norton +
Nansen +
Cougar +
Hack Wilson +
Boomvang +
Marshall +
Hoover +
Diana +
Diana (South) +

EPN:  Poised for Growth
-----------------------------
      Acquisition Strategy

* Great opportunity set in-house
  * Gas storage
  * NGL assets
  * CBM infrastructure

* Consolidation of midstream businesses and divestitures by majors/others
  * Lower prices
  * Declining multiples

* Combined El Paso Energy/Coastal/PG&E Texas
  * More opportunities to come

[LOGO] El Paso Energy Partners


                                Robert G. Phillips
                                -----------------------
                                Chief Executive Officer

  DLJ Energy Conference
  ---------------------
          February 23, 2000